Exhibit 99(a)(17)

EFiled Jan 10 2005 5:25 PM EST
Filing ID 4918791

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

X
CHARLES BLACKMAN,	:	C. A. No.
:
Plaintiff,	:
:
vs.	:
:
FOX ENTERTAINMENT GROUP INC., NEWS	:
CORPORATION, KEITH	:
RUPERT MURDOCH, PETER POWERS,	:
LACHLAN KEITH MURDOCH,	:
CHRISTOS M. COTSAKOS, ARTHUR = MICHAEL	:
SISKIND, PETER CHERNIN, and DAVID F.	:
DEVOE,	:
:
Defendants.	:
X

CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges upon information and belief, except as to the allegations that pertain to plaintiff, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the minority holders of Fox Entertainment Group, Inc. Class A common stock (“Fox” or the “Company”), against its directors, and its majority shareholder News Corporation (“News Corp.”), arising out of News Corp.’s attempt to acquire 100% of Fox (the “Proposed Acquisition”) for inadequate and unfair consideration, without full disclosure of all material information, to the detriment of the minority shareholders, all in breach of defendants’ fiduciary duties.

2. Fox is a multi-faceted entertainment company with operations in four business segments, including Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network Programming.

3. In pursuing the unlawful plan to force an exchange of Fox common stock for shares in News Corp. for grossly inadequate consideration and without complete disclosure of all material information, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, candor, due care, independence, good faith and fair dealing.

4. Defendants have spent a substantial effort tailoring the structural terms of the Proposed Acquisition to meet the specific needs of News Corp. and its Chairman and CEO, Keith Rupert Murdoch (“Rupert Murdoch”) and his family (the “Murdoch Family”).

5. Defendants have thus far failed to adequately disclose material information to the minority public shareholders in filings by the Company with the United States Securities and Exchange Commission (“SEC”).

6. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure success to one buying group - its majority shareholder and the Murdoch Family, and one buying group only, on terms preferential to News Corp. and the Murdoch Family, and to subvert the interests of plaintiff and the other public minority stockholders of Fox.

PARTIES

7. Plaintiff at all times relevant hereto has been a shareholder of Fox.

8. Fox is a Delaware corporation with its principal place of business located at 1211 Avenue of the Americas, New York, NY 10036. Fox is a multi-faceted entertainment company with operations in four business segments, including Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network Programming.

9. Defendant News Corp., a publicly-held Delaware corporation, is a diversified international media and entertainment company with operations in eight industry segments,

including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. News Corp. is a holding company that conducts all of its activities through subsidiaries and affiliates, such as Fox, News America Marketing In-Store Services, Inc., News America Marketing FSI, Inc., News International Limited, and News Limited, among others. News Corp. is the majority, dominating and controlling shareholder of Fox. News Corp. currently owns approximately 82.1% of the equity and 97.0% of the voting power of Fox through its ownership of approximately 59.1% of the outstanding shares of Fox Class A common stock and 100% of the outstanding shares of Fox Class B common stock. News Corp. is sued as the controlling and dominating shareholder of Fox, for breaching its fiduciary duties in connection with its offer to exchange its shares for Fox shares.

10. Defendant Rupert Murdoch is Chairman and CEO of the Company, and was at all relevant times a director of the Company. Rupert Murdoch is also the Chairman and CEO of News Corp., the Company’s majority and controlling shareholder, and a member of the boards of News America, Inc., News International, PLC, and News Ltd. Rupert Murdoch is not an independent director.

11. Defendant Peter Powers (“Powers”) is and was at all relevant times a director of the Company. By virtue of, among other things, the fact that Powers is beholden to News Corp. and the Murdoch Family for his position and perquisites, Powers is not an independent director.

12. Defendant Lachlan Keith Murdoch (“Lachlan Murdoch”) is and was at all relevant times a director of the Company. Lachlan Murdoch, the son of Rupert Murdoch, is also currently the Chairman of Fox Television Stations, Inc., a subsidiary of Fox, Chairman of News

Ltd., Deputy COO and Executive Director of News Corp., and a director of FOXTEL Management. Lachlan Murdoch is not an independent director.

13. Defendant Christos M. Cotsakos (“Cotsakos”) is and was at all relevant times a director of the Company. By virtue of, among other things, the fact that Cotsakos is beholden to News Corp. and the Murdoch Family for his position and perquisites, Cotsakos is not an independent director.

14. Defendant Arthur Michael Siskind (“Siskind”) is and was at all relevant times a director of the Company. Siskind is also a Senior Executive Vice President of News America, Inc. and a Senior Advisor to News Corp. Siskind is not an independent director.

15. Defendant Peter Chernin (“Chernin”) is and was at all relevant times a director of the Company, as well as the Company’s President and COO. Chernin is also the Chairman and CEO of News American, Inc. and the President and COO of News Corp. Chernin is not an independent director.

16. Defendant David F. DeVoe (“DeVoe”) is and was at all relevant times a director of the Company, as well as the Company’s Senior Executive Vice President and CFO. DeVoe is also a Senior Executive Vice President and CFO of News Corp. and News America, Inc. DeVoe is not an independent director.

17. Plaintiff alleges that defendants, separately and together, in connection with the Proposed Acquisition, have violated their fiduciary duties owed to plaintiff and the other minority shareholders of Fox, including their duties of loyalty, good faith and fair dealing insofar as they stand on both sides of the transaction and have engaged in self-dealing to obtain for News Corp. personal benefits, including personal financial benefits not shared equally by plaintiff or the Class. Plaintiff also alleges that defendants placed an artificial lid on the price of the stock by withholding the release of Fox’s quarterly results until after the Company announced the proposed Acquisition at an inadequate exchange ratio. As a result of defendants’ self dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Fox common stock in the Proposed Acquisition. Further, plaintiff alleges that defendants have thus far failed to adequately disclose material information to the minority shareholders concerning the Proposed Acquisition.

18. Because defendants have breached their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action pursuant to Court of Chancery Rule 23, on plaintiff’s behalf and as a class action on behalf of all other stockholders of the Company (except defendants herein and any persons, fine, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ wrongful actions, as more fully described herein (the “Class”).

20. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. There are issued and outstanding an aggregate of 426,959,000 shares of common stock of the Company. There are likely hundreds, if not thousands, of record and beneficial holders of Fox common stock.

(b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(i) whether defendants have breached their fiduciary duties of undivided loyalty and good faith with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(ii) whether the Individual Defendants and News Corp. are unjustly enriching themselves and other insiders or affiliates of Fox;

(iii) whether News Corp., as the controlling and dominating shareholder of Fox, has breached and is breaching its fiduciary duties to the Fox shareholders by making an unfair and inadequate offer to take the Company private;

(iv) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of candor, good faith, honesty and fair dealing; and

(v) whether plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and the Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate.

BACKGROUND OF THE PROPOSED ACQUISITION

21. On January 10, 2005, News Corp. announced in a press release that it had made an offer to acquire all of the outstanding shares of the Company that it did not already own in an exchange of News Corp. shares for Fox shares. Pursuant to the Proposed Acquisition, valued at approximately $6 billion, holders of Fox Class A shares will receive 1.90 shares of News Corp. Class A shares, representing a paltry 7.4 percent premium over Fox’s closing price of $31.22 on the New York Stock Exchange the last trading day prior to the announcement.

22. Conspicuously absent from any news a isles or press releases concerning the Proposed Acquisition was any comment from a representative of Fox.

23. The Proposed Acquisition actually represents a substantial discount to Fox’s minority shareholders based on the intrinsic value of the Company and its future growth outlook

24. Accordingly, the consideration in the Proposed Acquisition is not an industry standard premium at all, nor is it in the best interests of Fox’s minority stockholders. To the contrary, the consideration in the Proposed Acquisition is woefully inadequate, unfair, and clearly does not represent the true value of the Company.

25. News Corp. and the Murdoch Family are intent on paying the lowest possible price to Class members, even though the Individual Defendants are duty-bound to maximize shareholder value.

26. News Corp. has timed the Proposed Acquisition to freeze out Fox’s minority shareholders in order to capture for itself and the Murdoch Family Fox’s future potential without paying an adequate or fair price to the Company’s minority shareholders, and to place an artificial lid on the market price of Fox stock so that the market would not reflect the Company’s potential, thereby purporting to justify an unreasonably low price.

27. For instance, Fox has seen remarkable growth in recent years. As the Company announced in a press release accompanying a Form 8-K filed with the SEC on November 3, 2004 concerning its First Quarter financial results:

FOX REPORTS FIRST QUARTER OPERATING INCOME OF $675 MILLION,

A 10% INCREASE, ON REVENUE GROWTH OF 5%

FIRST QUARTER OPERATING INCOME BEFORE DEPRECIATION

AND AMORTIZATION GROWS 9% TO $744 MILLION

28. Indeed, commenting on the results, Rupert Murdoch stated:

29. Commenting on the results, Chairman and CEO Rupert Murdoch said:

We are extremely pleased with the revenue and operating income before depreciation and amortization growth we delivered during our first quarter – a continuation of the record results we achieved in fiscal 2004. Double-digit earnings gains at our cable and television broadcast network segments, as well as strong profits from filmed entertainment underscore the sustained financial strength across our diverse and balanced collection of assets. At the same time, DIRECTV is quickly establishing itself as another growth engine, positioning this key asset for substantial earnings generation in the years ahead. The potential of our asset base, and the profit growth we are poised to deliver, puts us in a great position to deliver strong returns for our shareholders.

30. Further, News Corp. has access to internal financial information about the Company, its true value, expected increase in true value and the benefits of 100% ownership of Fox to which plaintiff and the Class members are not privy. News Corp. is using such inside information to benefit itself and its partners in this transaction, to the detriment of the Fox minority stockholders.

31. News Corp., the Murdoch Family, and the directors of Fox all have clear and material conflicts of interest in the Proposed Acquisition as News Corp. is the majority shareholder of the Company, and thereby dominates, controls, and/or has the power to influence the entire Board of Fox as well as the Company’s proxy machinery. News Corp. is acting to better its own interests at the expense of Fox’s minority shareholders. It is in a position to dictate the terms of the Proposed Acquisition, and the remaining directors of the Company are beholden to News Corp. and the Murdoch Family for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interest of the Company’s minority shareholders with impartiality and vigor.

32. While no special committee of purportedly independent directors has been formed by the Board to evaluate the Proposed Acquisition, such a special committee (if appointed) would be irrelevant as each member would have obvious conflicts of interest, in light of, inter alia, their allegiance to the Murdoch Family and News Corp. as the controlling and dominating shareholders of Fox and their nominations by the Murdoch Family to the Board. Thus, the Proposed Acquisition is procedurally flawed and unfair.

33. Simply put, the aforesaid Proposed Acquisition is in furtherance of a wrongful plan by News Corp. and the Murdoch Family to take the Company private, which, if not enjoined, will result in the elimination of the public stockholders of Fox in a transaction that is inherently unfair to them and that is the product of the defendants’ conflict of interest and breach of fiduciary duties, as described herein. More particularly, the transaction is in violation of the Individual Defendants’ and News Corp.’s fiduciary duties and has been timed and structured unfairly in that:

(a) The Proposed Acquisition is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a exchange ratio which and the Individual Defendants and News Corp. know or should know is grossly unfair and inadequate;

(b) News Corp., by virtue of, among other things, its voting and ownership power, controls and dominates the Board of Directors of Fox;

(c) The Individual Defendants and News Corp. have unique knowledge of the Company and have access to information denied or unavailable to the Class. Without all material information, Class members are unable to determine whether the price offered in the transaction is fair; and

(d) The Individual Defendants and News Corp. have violated their duty of fair dealing by manipulating the timing of the transaction to benefit News Corp. and its shareholders at the expense of plaintiff and the Class.

34. News Corp., with the acquiescence of the directors of Fox, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

35. Unless enjoined by this Court, the Individual Defendants and News Corp. will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Proposed Acquisition to the irreparable harm of plaintiff and the Class.

36. Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

C. To the extent the Proposed Acquisition is consummated, rescinding it or awarding rescissory damages to the Class;

D. Directing defendants to account to the plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys” and experts’ fees;

F. Granting such other and further relief as this Court may deem just and proper. Dated: January 10, 2005

ROSENTHAL MONHAIT GROSS & GODDESS, P.A.

By:	/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (DSBA No. 234)
919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 (302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

LERACH COUGHLIN STOIA GELLER

RUDMAN & ROBBINS, LLP

JONATHAN M. STEIN

STUART A. DAVIDSON

197 S. FEDERAL HIGHWAY, SUITE 200

BOCA RATON, FL 33432

Telephone:	561-750-3000
Facsimile:	561-750-3364

GREENFIELD & GOODMAN, LLC

Richard D. Greenfield, Esq.

7426 TOUR DRIVE

EASTON, MD 21601

Telephone:	410-745-4149
Facsimile:	410-745-4158